UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 31 May 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

Johannesburg. Tuesday, 31 May 2011.

In compliance with paragraph 3.59 of the Listings
Requirements of the JSE Limited, the board of Harmony
herewith announces the resignation of Dr CM Diarra as
independent non-executive director of the company with
effect from 31 May 2011. Due to additional demands on
the time and attention of Dr Diarra, he will
unfortunately not be able to continue as a director of
Harmony. The board wish to thank Dr Diarra for his
valuable contribution in the role as director of the
company and wishes him well in his future endeavours.

Ends.

For more details contact:

Henrika Basterfield
Investor Relations Officer
on +27(0)82 759 1775
henrika@harmony.co.za
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za
31 May 2011

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:  May 31, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director